**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**January 21, 2010**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**NMT Medical, Inc.**

**File No. 0-21001 - CF#24462**

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NMT Medical, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 16, 2008.

Based on representations by NMT Medical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

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|---|---|
| Exhibit 10.1 | through December 31, 2010 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief - Legal